Exhibit 11

Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share were as follows for:

(Dollars in thousands, except per share amounts)

	For the three months ended March 31,
	2013	2012
Net income available to common stockholders	$14,050	$7,113

Weighted average number of common shares outstanding	42,928,109	41,314,859
Effect of stock options	21,745	178,276
Weighted average diluted number of common shares outstanding	42,949,854	41,493,135

Basic earnings per share	$0.33	$0.17
Diluted earnings per share	$0.33	$0.17